                                     SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                         RATIOS OF EARNINGS TO FIXED CHARGES

                                                                  (Thousands of Dollars)

                                                      Year Ended December 31,
                                                  ------------------------------------------------------------------------------------------------------
                                                      1996              1997             1998             1999             2000              2001
                                                  --------------    --------------   --------------   -------------    --------------   ----------------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)              $1,108,410   $ 1,049,866  $    999,910  $  992,354   $(1,456,584)   $ 3,192,815
Add:
  Taxes on income (2)                              511,819       520,468       442,356     438,006    (1,021,452)     1,658,033
  Rentals (3)                                        3,269         2,639         2,208       1,901         2,905          2,128
  Allocable portion of interest
      on long-term Contracts for
      the purchase of power (4)                      1,824         1,797         1,767       1,735         1,699          1,659
  Amortization of previously capitalized
      fixed charges                                    814         1,127         1,571       1,508         1,390          1,083
                                                 ----------    ----------   -----------  ----------   -----------   ------------
Total earnings before income
  taxes and fixed charges (A)                   $1,626,136   $ 1,575,897  $  1,447,812  $1,435,504   $(2,472,042)   $ 4,855,718
                                                ===========  ===========  ============  ==========   ===========    ===========

FIXED CHARGES:
  Interest and amortization                     $  453,015   $   444,272  $    484,788  $  482,933   $   571,760    $   784,858
  Rentals (3)                                        3,269         2,639         2,208       1,901         2,905          2,128
  Capitalized fixed charges -
      nuclear fuel (5)                               1,711         2,398         1,294       1,211         1,538            756
  Allocable portion of interest on
      long-term contracts for
      the purchase of power (4)                      1,824         1,797         1,767       1,735         1,699          1,659
                                                 ----------    ----------   -----------  ----------   -----------   ------------
Total fixed charges (B)                         $  459,819   $   451,106  $    490,057  $  487,780   $   577,902    $   789,401
                                                ==========   ===========  ============  ==========   ===========    ===========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                            3.54          3.49          2.95        2.94        (4.28)          6.15
                                                ==========    ==========   ===========  ==========    ==========   ============

(1)   Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)   Includes allocation of federal income and state franchise taxes to other income.
(3)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)   Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)   Includes fixed charges associated with Nuclear Fuel.